SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 May 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

25 May 2012

IHG ANNOUNCES RETIREMENT OF CHAIRMAN DAVID WEBSTER AND
APPOINTMENT OF NEW CHAIRMAN

IHG (InterContinental Hotels Group) [LON: IHG; NYSE: IHG (ADRs)] announces that David Webster will retire on 31 December 2012. He has been Chairman of the Group since January 2004 and a member of the Board since April 2003. Patrick Cescau will become Chairman upon David's retirement.

Patrick was Group Chief Executive of Unilever from 2005 to 2008 and previously held other senior positions with the company, including Finance Director and CEO of the Foods Division. He will join the Board of InterContinental Hotels Group PLC as Chairman on 1 January 2013.

David Webster said:

"My time with IHG has truly been a career highlight for me and I leave with a feeling of achievement for all that has been done since demerger in 2003. I'm proud of the total shareholder return delivered over this period and I leave confident that a strong business with a sustainable growth strategy is in place."

"An excellent executive management team is in place under Richard Solomons' leadership and I know they will drive continued success in the future."

Patrick Cescau said:

"I'm excited to be joining the IHG Board in January of next year and working with Richard Solomons on the next phase of growth for this fantastic company following the well-charted course set by my predecessor. My fellow Board members and I look forward to guiding IHG to even greater achievements as we focus on brand building and the strategic global expansion of the business in the near term and future."

David Kappler, Senior Independent Non-Executive Director, said:

"David Webster will have led the Board for almost a decade with an exemplary commitment making him indisputably linked to our achievements. His counsel and presence have been invaluable and we wish him well for the future. I will continue to work closely with him until the end of the year."

"It gives me great pleasure to welcome Patrick to IHG. His extensive international experience and understanding of leading brands will make him ideally qualified to lead our Board from next January."

In accordance with paragraph 9.6.13 (1) of the Listing Rules, Patrick Cescau has advised that he is currently a Director of Pearson PLC, Tesco PLC and International Airlines Group and was formerly a Director of Unilever PLC. In accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, he has advised that he has nothing to disclose.

For further information:

For Investor Relations: Catherine Dolton, Isabel Green +44(0)1895 512176

For Media enquiries: Yasmin Diamond, Kari Kerr +44 (0)1895 512299

NOTES FOR EDITORS:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.comfor more on Priority Club Rewards. For our latest news, visit www.ihgplc.com/media,www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

1. Patrick Cescau

Patrick Cescau joined the board of INSEAD in June 2009.

He was appointed a Non-Executive Director of International Airlines Group in 2011. He has been a Non-Executive Director of Tesco PLC since February 2009, and was appointed the Company's Senior Independent Director in July 2010. He is also a Non-Executive Director of Pearson PLC (since 2002) and in 2010 was appointed the Senior Independent Director.

From 2005 to 2008, Patrick was Group Chief Executive of Unilever, having previously been Chairman Unilever PLC, Vice-Chairman Unilever NV and Foods Director, following a progressive career with the Company, which began in France in 1973. Prior to being appointed to the Board of Unilever in 1999 as Finance Director, he was Chairman of a number of the Company's major operating companies and divisions, including in the USA, Indonesia and Portugal.
He is a trustee of the Leverhulme Trust and Chairman of the St Jude Children Charity.

Patrick Cescau was appointed a Chevalier de la Légion d'honneur in 2005.

2. David Webster

David Webster was appointed to the Board of InterContinental Hotels Group PLC in April 2003 and became the Non-Executive Chairman in January 2004. He is also Chairman of the Company's Nomination Committee.

Chairman of Makinson Cowell since October 2004, David has also been Director of the National Life Story Collection since June 2005, is a knight of the Order of St John, joined the Board of the Temple Bar Investment Trust in January 2009 and is Non-Executive Director of Amadeus IT Holding SA effective from May 2010.

Prior to this, David was a co-founder, together with the late James Gulliver and Sir Alistair Grant, of Safeway PLC (formerly Argyll Group PLC) and was appointed Chairman in 1997. He had previously served as the Deputy Chairman and Finance Director. David retired as Chairman in March 2004 following Safeway's merger with Wm Morrison. David was also formerly a Non-Executive Director of Reed Elsevier PLC, and served in the Royal Naval Reserve for eight years from 1962 to 1970, latterly as a Lieutenant. Married with three sons, David's interests are sailing, skiing and military history.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 May 2012